United States securities and exchange commission logo





                              December 23, 2021

       Corrado De Gasperis
       Chief Executive Officer
       Comstock Mining, Inc.
       117 American Flat Road
       Virginia City, NV 89440

                                                        Re: Comstock Mining,
Inc.
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed March 10,
2021
                                                            Form 10-Q for the
quarterly period ended September 30, 2021
                                                            Filed November 9,
2021
                                                            File No. 001-35200

       Dear Mr. De Gasperis:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the quarterly period ended September 30, 2021

       2. Acquisitions and Investments, page 16

   1.                                                   Your disclosures
suggest that you applied the acquisition method of accounting when you acquired Plain Sight
Innovations Corporation (PSI). Please tell us how you considered the acquisition of PSI as
an asset acquisition rather than a business. In doing so tell us how you considered that
substantially all of the gross assets acquired is concentrated in the PSI license agreement. See
ASC 805-10-55-3A through 55-5C.
   2. We note that you reported the acquisition of PSI in a Form 8-K filed on September 7,
                                                        2021 however you did
not include separate financial statements for this acquisition.
                                                        Please provide an
analysis that supports your conclusion that separate financial statements were not required under
Rule 8-04 of Regulation S-X.
 Corrado De Gasperis
FirstName LastNameCorrado  De Gasperis
Comstock Mining,  Inc.
Comapany23,
December  NameComstock
              2021        Mining, Inc.
December
Page 2    23, 2021 Page 2
FirstName LastName
3. We note your pro forma information related to the MANA acquisition reflects revenues commensurate with the historical revenue generated by MANA from the acquisition date through September 30, 2021. Please revise your pro forma information to reflect the combined results of operations for the nine months ended September 30, 2021 as if the acquisition had occurred as of the beginning of the period presented. Refer to ASC 805-
         10-50-2(h).
4. We refer you to page 19 and the disclosures for equity method investments under this heading. Please revise your disclosures to include the summarized financial information required by Rule 8-03(b)(3) of Regulation S-X and ASC 323-10-50-3c or tell us why this guidance does not apply to you.
5. Assets Held for Sale, page 23

5. We note the Silver Spring properties in the amount of $6,328,338 continue to be classified as a current asset and held-for-sale after being classified as such on September 26, 2019 when you originally entered into an agreement with Sierra Springs Enterprises, Inc.
         Please tell us how you determined that this asset group continues to meet the criteria to be classified as current and as assets held-for-sale for this length of time. See ASC 360-10-
         45-9 and paragraph 45-11.
Item 2. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 46

6. Item 303(c) of Regulation S-K requires the inclusion of a discussion of the material changes in the items specifically in paragraph (b) of Item 303 to enable readers to assess material changes in your financial condition and results of operations. Given that you have 3 reportable segments, please add a discussion of the relevant reportable segment information necessary to understand changes in the significant components of your revenues and expenses.
Comparative Financial Information, page 51

7. We note you are reporting negative costs related to your mining and mining claims line item in your statement of operations for both the three and nine month periods ending
         September 30, 2021 and 2020. You also attribute changes in this line item at pages 52 and
         53 to reimbursements of an accelerated payment made to Northern Comstock LLC.
         Based on disclosures at page 63 of your Form 10-K, we understand that the $812,500 accelerated payment was a one-time acceleration of required capital contributions to
         Northern Comstock based on an underlying operating agreement. Considering the nature of the accelerated payment, please clarify your accounting for the $812,500 payment and the related reimbursements providing details sufficient to understand the types of costs that you incur and are being reimbursed for under the operating agreement and when the costs and related reimbursements are recognized in your statements of operations.
 Corrado De Gasperis
Comstock Mining, Inc.
December 23, 2021
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Brian McAllister, Staff Accountant, at (202) 551-3341or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 with any questions.



FirstName LastNameCorrado De Gasperis                     Sincerely,
Comapany NameComstock Mining, Inc.
                                                          Division of
Corporation Finance
December 23, 2021 Page 3                                  Office of Energy &
Transportation
FirstName LastName